UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 28, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  E-Plus introduces Germany’s first mobile flat fee under BASE brand, dated July 28, 2005

Press release

Date
July 28, 2005
Number
E-Plus introduces Germany’s first mobile flat fee under BASE brand	035pe

On August 1st, KPN’s German mobile unit E-Plus will introduce the first flat fee for mobile phone use in Germany under the brand BASE. With BASE, mobile phone users pay a flat fee of €25 per month, which covers all calls to a German landline, all calls and text messages to other BASE and E-Plus customers as well as calls to the mailbox. With the introduction of BASE, E-Plus is taking a further step towards clear, attractive and fair mobile pricing in Germany.

Besides the flat fee element, calls to other mobile networks are also transparently and advantageously priced at 25 cents per minute round the clock and 19 cents per SMS. BASE supplies the SIM card only, meaning that customers do not have to pay for a subsidised handset through call costs. As well as lower prices, BASE also offers customers 12-month contracts instead of the usual 24. BASE is available over the Internet (www.base.de) and in E-Plus shops and those of its partners.

In line with its move from a push to a customer pull strategy, E-Plus is moving away from a single brand and is now pursuing a multi-brand strategy, focussed on different segments. The flat fee brand BASE is ideal for average and frequent users who want a mobile phone contract, whilst the recently introduced mobile discount brand simyo is aimed at low usage callers with prepaid cards.

KPN first introduced the BASE brand in Belgium in 2003. BASE’s sharp and customer friendly propositions have struck a chord with Belgian mobile users, making BASE the fastest growing mobile operator in Belgium.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 28, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel